Exhibit 99.3

Innovating Women’s Reproductive Health and Pregnancy Therapeutics October    2017

Disclaimers    Matters discussed in this presentation may constitute forward-looking statements. The forward-looking statements contained in this presentation reflect our views    as of the date of this presentation about future events and are subject to risks, uncertainties, assumptions, and changes in circumstances that may cause our actual results, performance, or achievements to differ significantly from those expressed or implied in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, performance, or achievements. Some of the key factors that could cause actual results to differ from our expectations include our plans to develop and potentially commercialize our product candidates; our planned clinical trials and preclinical studies for our product candidates; the timing of and our ability to obtain and maintain regulatory approvals for our product candidates; the extent of clinical trials potentially required for our product candidates; the clinical utility and market acceptance of our product candidates; our commercialization, marketing and manufacturing capabilities and strategy; our intellectual property position; and our ability to identify and in-license additional product candidates. For further information regarding these risks, uncertainties and other factors that could cause our actual results to differ from our expectations, you should read our Annual Report on Form 20-F for the year ended December 31, 2016, as filed with the Securities and Exchange Commission on April 21, 2017 and our other filings it makes with the Securities and Exchange Commission from time to time. We expressly disclaim any obligation to update or revise the information herein, including the forward-looking statements, except as required by law. Please also note that this presentation does not constitute an offer to sell or a solicitation of an offer to buy any securities. This presentation concerns products that are under clinical investigation and which have not yet been approved for marketing by the U.S. Food and Drug Administration. It is currently limited by federal law to investigational use, and no representation is made as to its safety or effectiveness for the purposes for which it is being investigated. The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of such products. This presentation also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk. Proprietary and Confidential Material 2

Strategic Focus: Large populations with high unmet medical need & limited competition

Age 15+	Age 15 - Age 49	Age 50+

Adolescent & Young Adult Gynecology

Oral Contraception
Anti-Infectives
Pregnancy Supplements

OTC / Generics

ObsEva Focus


Uterine Fibroids
Endometriosis
Infertility
Preterm Labor
Preeclampsia

Menopause

Menopause Symptoms
Hormone Replacement Therapy
Osteoporosis

Generics / Innovation by Big Pharma

Proprietary and Confidential Material

* Source: IMS Health Incorporated estimate as of 2015.

OBSEVA 3

Robust late-stage pipeline for women's reproductive health & pregnancy

PRODUCT CANDIDATE	PRECLINICAL	PHASE 1	PHASE 2	PHASE 3	STATUS & NEXT MILESTONE	COMMERCIAL RIGHTS
OBE2109* Oral GnRH receptor antagonist	Endometriosis				US/EU Phase 2b Data mid-2018	Worldwide ex-Asia
	Uterine Fibroids				US/EU Phase 3 Primary Endpoint Data 2H 2019	
NOLASIBAN Oral oxytocin receptor antagonist	IVF				EU Phase 3 Data 1Q 2018	Worldwide
OBE022 Oral PGF_{2a} receptor antagonist	Preterm Labor				EU Phase 2a Data 4Q 2018	Worldwide

* Kissei Pharmaceutical developing for Asia

Proprietary and Confidential Material

OBSEVA 4

Unique mix of clinical and operational experience provides in-depth understanding of patient & physician needs Ernest Loumaye, Tim Adams Jean-Pierre Gotteland, PhD Elke Bestel, MD Ben T.G. Tan, MSc MD, PhD, OB/GYN CFO CSO CMO VP Commercial & BD CEO and Co-founder A team of 30+ with successful experience in world-wide development and commercialization of women health products ObsEva is listed on The NASDAQ Global Select Market and trades under the ticker symbol “OBSV” 5

ObsEva at-a-glance: Highly Focused Approach

Best-in-class GnRH antagonist	**OBE2109**: Potential best-in-class oral gonadotropin-releasing hormone (GnRH) receptor antagonist
Compelling pipeline	**NOLASIBAN (OBE001)**: Potential to significantly improve clinical pregnancy and live birth rates after in vitro fertilization (IVF) **OBE022**: potential first-in-class therapy to suppress preterm labor and delay or avoid preterm birth
Sizable target indications with significant unmet need	Targeting **indications with millions of underserved patients** globally **Multiple programs** with significant potential
Multiple near-term data catalysts	**OBE2109**: Phase 2b EDELWEISS endometriosis data mid-2018 **NOLASIBAN**: Phase 3 IMPLANT2 data 1Q18 **OBE022**: Initiating Phase 2a PROLONG trial 4Q17, initial data 4Q18
Highly experienced management team	Management team has **strong track record** of successfully in-licensing, developing and commercializing treatments for women's reproductive health and pregnancy

Proprietary and Confidential Material

OBSEVA 6

OBE2109 for Endometriosis and Uterine Fibroids 7

OBE2109: Potential best-in-class, oral, GnRH receptor antagonist with and without add-back therapy

OBE2109 AT-A-GLANCE

- GnRH Receptor Antagonist
- OBE2109 (KLH-2109)
- Licensed from Kissei (WW rights, excludes Asia)
- IP Protection* to 2036 (COM 2032)
- **> 750 female subjects exposed to date**

OBE2109 INDICATIONS

- **Uterine Fibroids**
  - Symptoms: **Heavy menstrual bleeding** and abdominal pain
  - Primary goal is to reduce/eliminate bleeding
- **Endometriosis**
  - Symptoms: **pain** and infertility
  - Primary goal is to alleviate pain

COMPETITION

Standard of Care:
Lupron,
oral contraceptives, surgery

Esmya®
approved in EU for
uterine fibroids

Elagolix
(AbbVie/Neurocrine)
in Phase 3 Development

Relugolix
(Myovant/Takeda) in
Phase 3 Development

Proprietary and Confidential Material

* Including PTA/PTE (Patent Term Adjustment / Patent Term Extension)

OBSEVA 8

Unmet medical need in endometriosis & uterine fibroids therapy

LARGE U.S. MARKET SIZE


Uterine Fibroids
4 MILLION WOMEN
diagnosed and treated annually

~200K Surgeries (Hysterectomy) Annually

Endometriosis
2.5 MILLION WOMEN diagnosed and treated annually

Seeking to unlock **Another 2.5 MILLION Undiagnosed** due to non-specific symptoms and invasive laparoscopy

OLDER, SUBOPTIMAL EXISTING TREATMENTS

LUPRON® INJECTIONS cause flares, initial worsening of symptoms, no titration possible, prolonged and variable reversibility time

ORAL CONTRACEPTIVE and progestin, only partially effective, safety risks

SURGICAL INTERVENTIONS costly, invasive, side effects

Proprietary and Confidential Material
OBSEVA 9

OBE2109 consistent PK/PD profile with low variability, high bioavailability & low volume of distribution in Phase 1 PK/PD trial MEAN OBE2109 LH REDUCTION FROM CONCENTRATION OVER TIME BASELINE OVER TIME 1,000,000 200 Mean±SEM Mean±SEM • Half life = 15h: OBE2109 12.5 mg OBE2109 12.5 mg once a day OBE2109 25 mg OBE2109 25 mg OBE2109 50 mg 175 OBE2109 50 mg dosing 100,000 OBE2109 100 mg OBE2109 100 mg OBE2109 200 mg Hormone OBE2109 200 mg • Low volume of (ng/mL) OBE2109 400 mg 150 OBE2109 400 mg Placebo distribution 10,000 (Vd 11 L): No 125 dose adjustment Luteinizing for weight Concentration 1,000of 100 Baseline) • No food effect (% observed 75 Plasma 100 • No significant differences Concentration 50 between women OBE2109 10 of Japanese and Relative 25 European descent 1 0 0 4 8 12 16 20 24 0 4 8 12 16 20 24 Time (hr) Time (hr) Proprietary and Confidential Material 10

OBE2109 potential best in class
Optimal PK/PD & dual dosing options

		OBE2109	ELAGOLIX*	RELUGOLIX*
Observed PK characteristics	Half-Life	14-15 hours	2-6 hours	37-42 hours
	Bioavailability	> 80%	30 – 50 %	11%
	Active transport limiting absorption (PgP)	No	Inhibitor & Saturable substrate	Substrate
	Volume of distribution	11 L	>2,000 L	>20,000 L
	Fat accumulation	No	Yes	Yes +++
	Food Effect	No	Yes	Yes
	CYP3A4 induction (possible adverse impact on ABT)	No	Inducer & sensitive substrate	No
Dose options	Endometriosis – Dosing options	Moderate dose without ABT High dose with ABT	Moderate dose without ABT High dose with ABT	High dose with ABT (same dose 3 months only w/o ABT)
	Uterine Fibroids – Dosing options	Moderate dose without ABT High dose with ABT	High dose with ABT	High dose with ABT

ABT: Add Back Therapy

*Based on publicly available information and data for these other product candidates currently in development

Proprietary and Confidential Material

OBSEVA 11

Potential benefits of GnRH antagonists vs GnRH agonists (e.g. Lupron) 1 No initial flare with worsening of symptoms, rapid reversibility 2 Oral dosing enhances patient compliance 3 Allows for partial estrogen suppression 4 Two dosage options to better meet individual needs 5 More suitable for chronic therapy Proprietary and Confidential Material 12

OBE2109 Phase 2b clinical trial (EDELWEISS) in patients with endometriosis Primary endpoint: Key secondary pain scores endpoint: BMD 12 weeks Placebo 12 weeks 8–14 weeks 50 mg daily 50 mg daily 24 weeks LEAD-IN 75 mg daily 75 mg daily FOLLOW-UP 100 mg daily 100 mg daily 200 mg daily 200 mg daily Optional extension 75 mg daily* * Titrated dose 50–100 mg 6 m + 6m f-up * Titration after 12 weeks based on E2 serum level at weeks 4 and 8 Target enrollment of 330 patients • ~70 sites in US (up to 75% of patients) • 15 sites in EU (Ru, Ukr, Pl) IND granted in June 2016 Recruitment completed in EU – Ongoing in the US Proprietary and Confidential Material 13

OBE2109 Phase 3 clinical trials (PRIMROSE) in patients with uterine fibroids began April 2017 Primary endpoint: 8–14 weeks 24 weeks 28 weeks 24 weeks Reduction of HMB 16-OBE2109-008 Placebo + placebo add-back 100% US sites n = 100 Placebo + placebo add-back 200mg + add-back n = 100 100mg + placebo add-back 100mg + placebo add-back 24w follow-up n = 100 Screening 100 mg + add-back 100 mg + add-back n = 100 200 mg + placebo add-back 200 mg + add-back n = 100 200 mg + add-back 200 mg + add-back 16-OBE2109-009 70% Europe 30% US sites n = 100 Placebo + placebo add-back 200mg + add-back n = 100 100mg + placebo add-back 100mg + placebo add-back n = 100 24w follow-up Screening 100 mg + add-back 100 mg + add-back n = 100 200 mg + placebo add-back 200 mg + add-back n = 100 200 mg + add-back 200 mg + add-back IND granted in April 2017 Currently recruiting • Aiming at supporting the registration of two regimens of administration 14

NOLASIBAN to Improve IVF Outcomes 15

NOLASIBAN (OBE001): Oral oxytocin receptor antagonist to improve IVF outcomes

NOLASIBAN AT-A-GLANCE

- Oxytocin Receptor Antagonist
- Licensed from Merck Serono
- IP Protection to 2035-2036
  - (COM 2027 with PTE)

NOLASIBAN INDICATIONS

- In Vitro Fertilization (IVF)
  - Market size: 1.6 M ART/IVF cycles/year globally (~210K in US in 2014, ~620K in Europe in 2012 and ~325K in Japan in 2012)
  - ART cycle cost: $8-15K in the US, EUR 2-10K in the EU and $3-6k in Japan
  - Estimated global sales of fertility drugs > 2 bn USD*

COMPETITION

Atosiban (Tractocile®)
marketed ex-US for Pre term labor (IV only)

Barusiban Ph2
SC injection twice/day

Well-characterized profile, Phase 2 clinical trial completed

- ✓ >650 subjects exposed
- ✓ Orally active - Well tolerated
- ✓ tmax at 2h; t1/2= 12h; High bioavailability
- ✓ Single oral dose of 900 mg OBE001 observed to increase the live birth rate up to 51% compared to 31% in the placebo group

Proprietary and Confidential Material

* Source: IMS Health Incorporated estimate as of 2015.

OBSEVA 16

ART procedures and options for embryo transfer (ET) Fresh Embryo Transfer ET Day 3 50% ET Day 5 25% Medical need for assisted reproductive technology Frozen Embryo for FET • 11% of couples present with infertility • IVF process has an overall live birth rate between ~21% and 33% • NOLASIBAN (OBE001) has the potential to be the first-in-class orally available oxytocin antagonist 25% Proprietary and Confidential Material 17

Oxytocin receptor is a validated target for improving pregnancy & live birth rates in ART


Oxytocin
Oxytocin Receptor
Smooth Muscle Cells
Uterine Arteries
Endometrium Lining
Uterine Contractions
Uterine Blood Flow
Endometrium Receptivity
Increase Clinical Pregnancy and Live Birth Rates

Comparative, randomized trials on the use of Atosiban prior to ET in ART

Meta-analysis of 6 studies* (Huang et al. 2017)
n = 1754

Atosiban	CPR	51.2%	$p < 0.001$
Control	CPR	40.7%	

* No of embryos transfered: 1 – 4

Proprietary and Confidential Material
OBSEVA 18

Nolasiban Phase 2 Efficacy Results Absence of Dose Response FULL ANALYSIS RESULTS Nolasiban Nolasiban Nolasiban Nolasiban PLACEBO TREND TEST 100 mg 300 mg 900 mg All doses Number of subjects 65 62 60 60 182 Clinical pregnancy rate at 33.8% 46.8% 35.0% 46.7% 42.9% p=0.33 6 weeks after ET day Ongoing pregnancy rate at 29.2% 43.5%* 35.0% 45.0%* 41.2% p=0.15 10 weeks after OPU day Live birth rate 29.2% 40.3% 35.0% 43.3% 39.6% p=0.20 (baby born alive ≥ 24 weeks gestation) Relative change in uterine contractions 0.0% -8.7% -4.0% -13.3%** *p≤0.10 **p≤0.05, Nolasiban vs Placebo Proprietary and Confidential Material 19

Nolasiban Phase 2 results: Efficacy (post-hoc analysis) On-going pregnancy rate (10 weeks) Live birth rate 60% (Trend test: p=0.035) (Trend test: p=0.025) rate 50% birth 40% live and 30% 20% Pregnancy 10% 0% N = 49 N = 50 N = 35 N = 49 100 mg 300 mg 900 mg Placebo Nolasiban Nolasiban Nolasiban Excluding subjects in progesterone 4th quartile at baseline Proprietary and Confidential Material 20

NOLASIBAN Phase 3 clinical trial (IMPLANT2): Recruitment of patients completed Main Study Primary Analysis Follow-Up 1 month 10 weeks 10 weeks Not preg. FU 900 mg, n=380 D3 or D5 SCREENING ET Placebo, n=380 7–8 months 6 months Preg.* Randomize Preg. FU Neonatal FU n=314 * Estimate Target enrollment of 760 patients • Trial being conducted in Europe First patients randomized in March 2017 – Recruitment completed in August 2017 Proprietary and Confidential Material Note: N=760 gives 90% power to show significant difference if the true effect size is 11-12%. It will still show a significant 21 effect if the observed size is about 6-7%.

OBE022 for Preterm Labor 22

OBE022: Potential first-in-class, oral and selective PGF2α receptor antagonist for preterm labor (PTL)

OBE022 AT-A-GLANCE

- Prostaglandin F2α (FP) receptor antagonist
- Licensed from Merck Serono
- IP Protection through 2037
  - (COM 2037 with PTE)

OBE022 INDICATIONS

- Preterm labor (GA 24-34 week)
  - Incidence: USA: 500,000; EU: 500,000; Asia: 6,900,000*
  - Economic burden for premature infants: ~$26 billion in the U.S. ($16.9 billion in infant medical care)

COMPETITION

No drug approved for acute use in the US; atosiban used in the EU; Progesterone indicated for prevention in the US

Phase 1 & DDI clinical trials completed

- Oral administration
- Favorable preclinical study outcomes

Proprietary and Confidential Material

* WHO 'Born Too Soon: The Global Action Report on Preterm Birth' 2012)

OBSEVA 23

Antagonism of PGF2α receptor has potential to treat PTL with improved safety over NSAIDs



Phospholipids
Arachidonic Acid
PGHS-1/2 = COX1/2
Indomethacin
PGH2
PGE2
PGF2α
EP1
EP3
EP2
EP4
FP
UTERUS:
CONTRACT
RELAX
CONTRACT

kidney, brain, vascular smooth muscle

Vasoconstriction of ductus arteriosus, renal and mesenteric arteries
Platelet aggregation inhibition



'Inflammation'
Prostaglandins
Cytokines
Chemokines
RUPTURE
CONTRACT
DILATE



Phospholipids
Arachidonic Acid
PGHS-1/2 = COX1/2
PGH2
OBE022
PGE2
PGF2α
EP1
EP3
EP2
EP4
FP
UTERUS:
CONTRACT
RELAX
CONTRACT

PGF2α contracts the myometrium and PGF2α metabolites rise in amniotic fluid before and during labor

PGF2α upregulates enzymes causing cervix dilatation and membrane rupture

Proprietary and Confidential Material

24

Phase 1/DDI results for OBE022 PHASE 1 SINGLE and MULTIPLE ASCENDING DOSES (SAD/MAD) • Healthy women volunteers, single and multiple doses over 7 days • Favorable safety profile and well-tolerated up to 1,300 mg single and 1,100 mg daily for 7 days (highest tested doses) PHASE 1 DRUG INTERACTIONS WITH BETAMETHASONE AND MgSO4 SOC TO IMPROVE NEONATE OUTCOME DURING PRETERM LABOR • No clinically relevant interactions PHASE 1 DRUG-DRUG INTERACTIONS WITH ATOSIBAN, NIFEDIPINE, i.e. tocolytics • No clinically relevant interaction with Atosiban • Nifedipine exposure increased by co-administration with OBE022 NEXT STEPS • Phase 2a PROLONG study in women with PTL, expected to initiate in 4Q 2017 Proprietary and Confidential Material 25

2017 Accomplishments and 2018-19 Expected Milestones Milestone Timing OBE022 (Preterm labor): Phase 1 DDI 2Q 2017ïƒ¼ OBE2109: Phase 1 PK/PD add-back study data 2Q 2017ïƒ¼ OBE2109 (Uterine fibroids): Initiation of US/EU Phase 3 trials-PRIMROSE 1 and 2 1H 2017 ïƒ¼ NOLASIBAN (IVF): Initiation of European Phase 3 IMPLANT2 trial 1H 2017ïƒ¼ OBE2109 (Endometriosis): Completed EDELWEISS trial EU patient enrollment 2Q 2017 ïƒ¼ NOLASIBAN (IVF): Completed IMPLANT2 trial recruitment 3Q 2017ïƒ¼ OBE022 (Preterm labor): Initiate Phase 2a PROLONG proof-of-concept clinical trial 4Q 2017 NOLASIBAN (IVF): IMPLANT2 Phase 3 primary endpoint data 1Q 2018 OBE2109 (Endometriosis): Phase 2b EDELWEISS data Mid-2018 OBE022 (Preterm labor): Initial Phase 2a PROLONG data 4Q 2018 OBE2109 (Uterine fibroids): Primary endpoint data PRIMROSE 1 and 2 trials 2H 2019 Proprietary and Confidential Material 26